UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From         to

Commission File Number 33-19309

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG LOTS, INC. SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIG LOTS, INC.

300 Phillipi Road, P.O. Box 28512
Columbus, Ohio 43228-0512
(614) 278-6800

INDEPENDENT AUDITORS’ REPORT
AUDITED FINANCIAL STATEMENTS:
SUPPLEMENTAL SCHEDULES:
SIGNATURE
EX-23 Independent Auditors' Consent
EX-99 906 Cert

Big Lots, Inc.

Savings Plan and Trust

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Page

INDEPENDENT AUDITORS’ REPORT	1

AUDITED FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES:

Schedule G, Part III — Schedule of Nonexempt Transactions for the Year Ended December 31, 2002	8

Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2002	9

SIGNATURE	10

EXHIBITS:

Independent Auditors’ Consent (EXHIBIT 23)	11

Certification (EXHIBIT 99)	12

INDEPENDENT AUDITORS’ REPORT

To the Benefits Committee of the Big Lots, Inc. Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Big Lots, Inc. Savings Plan and Trust (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan’s management. The supplementary schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Dayton, Ohio
June 20, 2003

Big Lots, Inc.

Savings Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

Assets

Investments

Company common stock	$28,332,222	$22,347,810

Mutual funds	52,397,203	73,571,622

Participant loans	5,128,412	5,705,458

Total investments	85,857,837	101,624,890

Receivables

Company	4,297,807	4,128,671

Participant	413,289	336,918

Other	—	64,311

Total receivables	4,711,096	4,529,900

Cash	63,212	—

Total assets	90,632,145	106,154,790

Liabilities

Administrative expenses payable	131,000	147,420

Total liabilities	131,000	147,420

Net assets available for benefits	$90,501,145	$106,007,370

The notes are an integral part of these financial statements.

Big Lots, Inc.

Savings Plan and Trust

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

Additions to net assets attributed to:

Investment income (loss)

Net appreciation (depreciation)	$4,586,795	$(6,916,439)

Dividends	591,040	4,493,976

Interest	357,950	501,370

Total investment income (loss)	5,535,785	(1,921,093)

Contributions

Company — stock	4,321,186	4,128,667

Company — cash	—	128,450

Participant	7,835,232	7,636,907

Other	487,069	147,720

Total contributions	12,643,487	12,041,744

Total additions	18,179,272	10,120,651

Deductions from net assets attributed to:

Benefits paid to participants	33,418,853	8,328,658

Administrative expenses	266,644	251,436

Total deductions	33,685,497	8,580,094

Net (decrease) increase	(15,506,225)	1,540,557

Net assets available for benefits:

Beginning of year	106,007,370	104,466,813

End of year	$90,501,145	$106,007,370

The notes are an integral part of these financial statements.

Big Lots, Inc.

Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

A.	PLAN DESCRIPTION

The following description of the Big Lots, Inc. (the “Company”) Savings Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan covering all employees who have completed one year of service (1,000 service hours) and have attained 21 years of age. Eligible employees may begin participation on the first day following satisfaction of eligibility requirements.

The purpose of the Plan is to encourage employee savings, to facilitate employee ownership, and to provide benefits during the employee’s participation in the Plan upon retirement, death, disability or termination of employment. The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Trustee—American Express Trust Company (the “Trustee”) serves as the trustee of the Plan. During 2002, the Plan changed its trustee from Fifth Third Bank to American Express Trust Company.

Administration—The Benefits Committee is responsible for the general operation and administration of the Plan. The Company is the Plan sponsor and a fiduciary of the Plan as defined by ERISA. The Trustee provides recordkeeping services to the Plan.

Contributions—Contributions to the Plan may consist of participant contributions, employer matching contributions, rollover contributions and profit sharing contributions. Each year, participants may contribute up to 50 percent of pretax annual compensation (subject to certain limitations for highly compensated individuals), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions withheld by the Company are participant directed and are subject to certain limitations. The Company matching contribution is 100 percent of the first 2 percent and 50 percent of the next 4 percent of participant contributions. The Company matching contribution is invested directly in the Company’s common stock and is allocated to each participant who (a) is an active participant and is employed by the Company on December 31 or (b) is retired, became disabled or died during the Plan year. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. No profit sharing contributions were made in 2002 or 2001.

Participant Accounts—Each participant account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Big Lots, Inc.

Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

Administrative Expenses—The Company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan.

Investments—Participants may direct the investment of their contributions in 1 percent increments into various investment options offered by the Plan.

Vesting—Participants are immediately vested in participant and rollover contributions, plus actual earnings thereon. Vesting in the Company matching contribution is based on years of service. A participant is 100 percent vested after five years of credited service as follows:

Years of Service	Vested Percentage

Less than 2	–
At least 2 but less than 3	25
At least 3 but less than 4	50
At least 4 but less than 5	75
5 or more	100

Benefit Payments—On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or annual installments over a ten year period. For termination of service due to other reasons, a participant may receive the value of their vested interest as a lump-sum distribution. The portion of the Company’s matching contribution that is not fully vested will be forfeited at the time employment terminates. The Company has the right to terminate or amend the Plan at any time. In the event of termination, the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances. A significant portion of the benefit payments during the year ended December 31, 2002 related to participants of a discontinued operation.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. One loan per participant may be outstanding at any time and the loan term may not exceed 5 years. Loans are secured by the balance in the participant’s account. Loans bear interest at the Prime rate plus 1 percent using the rate stated in The Wall Street Journal on the first business day of the month. Loan repayments, including interest, are through regular payroll deductions. The loan balance may be paid off at any time without penalty.

Forfeited Accounts—Forfeited nonvested contributions are used to reduce Company matching contributions and pay certain Plan expenses. At December 31, 2002, forfeited nonvested accounts totaled $186,294. In 2002, employer contributions and Plan expenses were reduced by $221,886 from forfeited nonvested accounts.

Big Lots, Inc.

Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investments—Plan investments, other than participant loans, are stated at fair value. Fair value is determined by the respective quoted market prices. Participant loans are valued at contract value plus accrued interest.

Income Recognition—Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Payment of Benefits—Benefit payments are recorded when paid.

Reclassifications—Certain December 31, 2001 amounts have been reclassified to conform with current year presentation.

C.	TAX STATUS

The Plan obtained its latest determination letter on November 21, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was designed in accordance with the applicable requirements of the Code. During 2002, the Plan was amended and restated. Although the Company has not received a determination letter for the amended and restated Plan, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan continues to qualify under Section 401(a) of the Code and continues to be tax exempt as of December 31, 2002 and 2001. No provision for income taxes has been included in the Plan’s financial statements.

Big Lots, Inc.

Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

D.	INVESTMENTS

The following investments represent 5 percent or more of Plan net assets:

	2002	2001

Big Lots, Inc. common shares	$28,332,222	$22,347,810
American Express Trust Income Fund II	27,806,239	—
Davis New York Venture Fund	7,723,831	—
AXP Growth Fund	4,830,942	—
Merrill Lynch Retirement Preservation Trust	—	32,232,141
Merrill Lynch Basic Value Fund	—	12,642,448
Merrill Lynch Global Allocation Fund	—	7,214,484
Merrill Lynch Capital Fund	—	6,757,092

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Company common stock	$8,695,855
Mutual funds	(4,109,060)

Net appreciation	$4,586,795

E.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates or partially terminates the Plan, affected participants would become 100 percent vested in their account.

F.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee. In addition, the Plan holds common stock of the Company. These transactions qualify as party-in-interest transactions.

******

Big Lots, Inc.

Savings Plan and Trust

SCHEDULE G, PART III — SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

(c) Description of
transactions
including maturity
	(b) Relationship	date, rate of				(g) Expenses
	to plan, employer	interest,				incurred in			(j) Net gain
(a) Identity of	or other	collateral, par, or				connection with		(i) Current value	(loss) on each
party involved	party-in-interest	maturity value	(d) Purchase date	(e) Selling price	(f) Lease rental	transaction	(h) Cost of asset	of asset	transaction

Big Lots Stores, Inc.	Employer	Inadvertently, certain participant contributions withheld from their compensation were not deposited timely to the Plan’s trust. This incident was isolated and is a result of the change in trustee. Management has determined that the potential loss of earnings to participants was $1,089. Earnings were calculated using the Plan’s highest performing investment fund during the relevant time period. The participant contributions and earnings were deposited in 2002.	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	$(1,089)

Big Lots, Inc.

Savings Plan and Trust

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2002

		(c) Description of investment including
(a)	(b) Identity of issue, borrower, lessor or	maturity date, rate of interest,
	similar party	collateral, par, or maturity value	(d) Cost	(e) Current value

*	Big Lots, Inc	Common stock: 2,924,466 shares	$29,468,144	$28,332,222

	Mutual funds:

*	American Express Funds	Trust Income Fund II: 1,211,654 shares	26,914,994	27,806,239

	Davis Funds	Venture Fund: 368,855 shares	9,090,535	7,723,831

*	American Express Funds	Growth Fund: 235,312 shares	4,301,757	4,830,942

*	American Express Funds	Trust Balanced Fund II: 496,046 shares	4,381,473	3,946,543

	Artisan Funds	International Fund: 251,714 shares	4,608,894	3,722,847

*	American Express Funds	S&P 500 Index Fund: 592,582 shares	2,470,045	2,026,631

*	American Express Funds	Selective Fund: 231,107 shares	2,022,613	1,999,076

	Franklin Templeton Investments	Small-Mid Cap Growth Fund: 5,329 shares	124,404	116,964

	Neuberger Berman	Focus Fund: 6,225 shares	115,166	100,041

	RS Investments	Emerging Growth Fund: 3,468 shares	72,826	66,404

	INVESCO Stock Funds, Inc	Dynamics Fund: 5,411 shares	60,579	57,685

	Total mutual funds		54,163,286	52,397,203

	Participant loan fund	Interest bearing at Prime plus 1 percent;
		maturing at various dates through 2007	5,128,412	5,128,412

	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$88,759,842	$85,857,837

* Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS, INC. SAVINGS PLAN

Dated: June 30, 2003	By: /s/ Brad A. Waite Brad A. Waite Executive Vice President